Exhibit 99.3

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Start of U.S. Patient Enrollment in Trial 006, a Phase II Trial of ND0612H for Advanced Parkinson’s Disease

- Expansion of Ongoing Multicenter International Trial to Sites in the U.S. to Support Broad Regulatory Development Strategy of Subcutaneously Delivered Liquid Levodopa/Carbidopa for Patients with Advanced Parkinson’s Disease -

REHOVOT, Israel, June 30, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced the start of patient enrollment in the United States in an ongoing phase II efficacy trial (Trial 006) of ND0612H, the company’s continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) liquid formulation. Trial 006, which was initiated in December 2015, is a multicenter international phase II clinical study designed to compare the efficacy, safety and tolerability of ND0612H to the baseline oral standard of care. ND0612H, administered through a belt pump, is designed to deliver steady LD/CD levels and improve motor fluctuations that cannot be adequately controlled with oral therapy and might otherwise require surgical intervention. NeuroDerm is developing ND0612H as a potential alternative to current Parkinson’s disease treatments that require surgical intervention.

Trial 006 is a 28-day multicenter, parallel-group, rater-blinded, randomized pilot phase II study that will investigate the efficacy, safety, tolerability and pharmacokinetics (PK) of two dosing regimens of ND0612H and compare them to the baseline oral standard of care. The study is expected to enroll a total of 36 advanced Parkinson’s disease patients at sites in Israel, Europe and the United States. Patient enrollment has been ongoing since December 2015. The study is expected to be completed in the second half of 2016.

“NeuroDerm is committed to developing new treatment options for patients with advanced Parkinson’s disease, and we believe that ND0612H has the potential for transforming how these patients manage their symptoms,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “Patients with motor complications who fail standard therapy have few options beyond invasive surgical interventions that may cause serious morbidity and mortality. Our clinical and regulatory development strategy is designed to make ND0612H available to as many patients as possible in a timely manner. Expanding Trial 006 to U.S. sites is another important step forward that means that we are on track with the execution of our clinical and regulatory development with the European Medical Authority and with the U.S. Food and Drug Administration.”

About ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867